SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 21 January 2015

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ('Bank of Ireland' or the 'Group') delisting from the New York Stock Exchange and termination of ADR facility

21 January 2015

Bank of Ireland announces that its Board of Directors has resolved to voluntarily delist its American Depositary Receipts ("ADRs") from the New York Stock Exchange ("NYSE") and to terminate its sponsored ADR programme.

The planned delisting of the ADRs from the NYSE and termination of the ADR programme are consistent with the Group's investor relations strategy. The Group's ordinary stock will continue to be listed on the Irish Stock Exchange and the London Stock Exchange. Bank of Ireland remains firmly committed to engaging with the US investment community through continued dialogue and regular investor roadshows.

Trading in Ireland and the United Kingdom accounted for the majority of the trading in the Group's shares in 2014. In contrast, ADRs account for less than 5% of the ordinary stock in issue and c. 7.5% of worldwide trading in Bank of Ireland's shares and ADRs over the preceding 12 months. Accordingly, the Group has concluded that the benefits of reduced administrative complexity exceed those of continuing the programme.

The Group will today deliver written notice to the NYSE of its intent to delist. The last trading day of the ADRs (ticker symbol "IRE") on the NYSE is currently expected to be on or about 12 February 2015. Bank of Ireland will also today give notice of termination to The Bank of New York Mellon ("BNY Mellon"), as depositary under the Group's ADR programme. The Group expects that BNY Mellon will provide notice of termination to holders of ADRs shortly, in line with the provisions of the deposit agreement. The Group expects that its sponsored ADR programme will be terminated on or around 22 April 2015. The Group intends at some point in the future to file a Form 15F with the US Securities and Exchange Commission to deregister and terminate its reporting obligations under Section 13(a) and 15(d) of the US Securities Exchange Act of 1934.

Expected delisting and ADR termination timeline

21 January 2015                                Group delivers written notice to NYSE of intent to delist
Group delivers notice of termination of ADR facility to ADR depositary
12 February 2015                                Delisting from NYSE becomes effective

22 April 2015                                           Termination of ADR facility

Additional information for ADR holders

The Group has not arranged for the listing of its ADRs or ordinary stock on another US securities exchange or for the quotation of its ordinary stock in a quotation medium in the United States. BNY Mellon will provide 90 days notice of termination to ADR holders. ADR holders will have one year from the termination of the ADR facility to surrender their ADRs to BNY Mellon for cancellation, and upon payment of the applicable fees of up to $0.05 per ADR plus taxes and charges as provided in the deposit agreement, receive the underlying ordinary stock of Bank of Ireland. Following termination of the deposit agreement, BNY Mellon will discontinue registration of transfers of the ADRs.

Ends.

For further information please contact:

Bank of Ireland
Andrew Keating Group Chief Financial Officer +353 (0)766 23 5141
Mark Spain Director of Group Investor Relations +353 (0)766 23 4850
Pat Farrell Head of Group Communications +353 (0)766 23 4770

Forward Looking Statement

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the 'Group') plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward-looking statements often can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal,' 'would,' or their negative variations or similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward looking. Examples of forward-looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, level of ownership by the Irish Government, loan to deposit ratios, expected impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, the implementation of changes in respect of certain of the Group's pension schemes, estimates of capital expenditures, discussions with Irish, United Kingdom, European and other regulators and plans and objectives for future operations.

Such forward-looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following: geopolitical risks, such as those associated with crises in the Middle East and increasing political tensions in respect of the Ukraine, which could potentially adversely impact the markets in which the Group operates; concerns on sovereign debt and financial uncertainties in the EU and in member countries and the potential effects of those uncertainties on the Group; general and sector specific economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates; the ability of the Group to generate additional liquidity and capital as required; any capital or other assessments undertaken by regulators; property market conditions in Ireland and the United Kingdom; the potential exposure of the Group to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk; deterioration in the credit quality of the Group's borrowers and counterparties, as well as increased difficulties in relation to the recoverability of loans and other amounts due from such borrowers and counterparties, have resulted in significant increases, and could result in further significant increases, in the Group's impaired loans and impairment provisions; implications of the Personal Insolvency Act 2012 and measures introduced by the Central Bank of Ireland to address mortgage arrears on the Group's distressed debt recovery and impairment provisions; the impact on lending and other activity arising from the emerging macro prudential policies; the performance and volatility of international capital markets; the effects of the Irish Government's stockholding in the Group (through the Ireland Strategic Investment Fund) and possible changes in the level of such stockholding; the impact of downgrades in the Group's or the Irish Government's credit ratings or outlook; the stability of the Eurozone; changes in the Irish and United Kingdom banking systems; changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish and United Kingdom Governments together with implementation of the Single Supervisory Mechanism and establishment of the Single Resolution Mechanism; the exercise by regulators of powers of regulation and oversight in Ireland and the United Kingdom; the introduction of new government policies or the amendment of existing policies in Ireland or the United Kingdom; the outcome of any legal claims brought against the Group by third parties or legal or regulatory proceedings or any Irish banking inquiry more generally, that may have implications for the Group; the development and implementation of the Group's strategy, including the Group's ability to achieve net interest margin increases and cost reductions; the responsibility of the Group for contributing to compensation schemes in respect of banks and other authorised financial services firms in Ireland, and the United Kingdom that may be unable to meet their obligations to customers; the inherent risk within the Group's life assurance business involving claims, as well as market conditions generally; potential further contributions to the Group sponsored pension schemes if the value of pension fund assets is not sufficient to cover potential obligations; the exposure of the Group to NAMA losses in the event that NAMA has an underlying loss at the conclusion of its operations, which could adversely impact the Group's capital and results of operations; the impact of the continuing implementation of significant regulatory developments such as Basel III, Capital Requirements Directive (CRD) IV, Solvency II and the Recovery and Resolution Directive; and the Group's ability to address weaknesses or failures in its internal processes and procedures including information technology issues and equipment failures and other operational risks.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward-looking statement speaks only as at the date it is made. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 21 January 2015